May 7, 2021

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

RE:	Registration Statement for Pacific Quest Individual Flexible Premium Deferred Variable Annuity Contract (File No. 333-250190) funded by Separate Account A (File No. 811-08946) of Pacific Life Insurance Company

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request on behalf of Pacific Life Insurance Company and Pacific Select Distributors, LLC (collectively “Registrants”), acceleration of the effective date of the above referenced Registration Statement to May 14, 2021, or as soon thereafter as practicable.

Sincerely,

SEPARATE ACCOUNT A OF PACIFIC LIFE INSURANCE COMPANY

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

PACIFIC SELECT DISTRIBUTORS, LLC

By:	/s/ Benjamin E. Wiesenfeld
Benjamin E. Wiesenfeld
Assistant Vice President, Chief Compliance Officer